Exhibit 99.92

DHX Media Reports 3rd Quarter Results and Declares Dividend

21% Growth in Gross Margin and 31% Growth in Adjusted EBITDA

TSX: DHX

HALIFAX, May 14, 2014 /CNW/ - DHX Media Ltd. ("DHX Media" or the "Company") (TSX: DHX), a global independent producer, distributor and licensor of children's entertainment content with in excess of 10,000 half-hours, is pleased to announce its financial results for the quarter ended March 31, 2014.

Highlights of Q3 2014 Results:

(All amounts in Canadian dollars)

•	EBITDA[1] increased 88% to $8.3 million from $4.4 million for Q3 2013. Adjusted EBITDA[1] increased 31% to $9.4 million, from $7.2 million for Q3 2013;

•	Revenues decreased by 7% to $29.0 million. Revenue (excluding Yo Gabba Gabba! Live! tour) increased 21% or $4.9 million to $28.4 million from $23.5 million for Q3 2013;

•	Gross margin increased to $17.5 million (60% of revenues), up 21% from $14.4 million for Q3 2013 (46% of revenues); and

•	Net income increased 98% to $1.8 million ($0.02/share) from $0.9 million ($0.01/share) for Q3 2013. Normalized net income decreased slightly to $2.6 million ($0.02/share), from $2.7 million ($0.03/share) for Q3 2013.

1 EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and Adjusted EBITDA includes adjustments for other non-recurring charges. (See Q3 2014 MD&A definition of EBITDA and Adjusted EBITDA for full details).

Michael Donovan, CEO, DHX Media commented, "For Q3 2014 DHX Media delivered strong growth in gross margin and adjusted EBITDA and growth in our key metrics of proprietary production and distribution revenue."

Dividend Declaration

On May 13, 2014 the Board of Directors approved a dividend for the quarter of $0.012 on each common share outstanding to the shareholders of record at the close of business May 30, 2014 to be paid June 20, 2014.

Analyst call details

The Company will hold a conference call for analysts to discuss its Q3 2014 financial results on Wednesday, May 14th, 2014 at 10:00 a.m. EDT, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 44350295, until midnight EDT Wednesday, May 21st.

Consolidated Statements of Income and Comprehensive Income Data

($000, except per share data)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	29,029	31,227
Direct costs and expense of film and television produced	(10,675)	(15,322)
Expense of book value of acquired DHX Cookie Jar library	(868)	(1,492)
Gross margin	17,486	14,413
Selling, general, and administrative	(8,279)	(8,968)
Share of loss of associates	-	(91)
Amortization, finance and other expenses, net	(7,110)	(3,727)
Provision for income tax	(295)	(721)
Net income	1,802	906
Cumulative translation adjustment	(144)	(490)
Comprehensive income	1,658	416
Basic earnings per common share	0.02	0.01
Diluted earnings per common share	0.02	0.01
Weighted average common shares outstanding (expressed in thousands)
Basic	116,191	102,124
Diluted	119,378	105,191
Normalized net income	2,580	2,726
Basic normalized earnings per common share	0.02	0.03
Diluted normalized earnings per common share	0.02	0.03

Revenues

Revenues for Q3 2014 were $29.03 million, down 7% from $31.22 million for Q3 2013. The decrease was due to a $7.09 million decrease in Yo Gabba Gabba! Live! tour as a result of previously reported decision to rest and refresh the tour. When the Yo Gabba Gabba! Live! tour figures are adjusted out, revenue was up $4.9 million or 21 % over Q3 2013. The increase (excluding Yo Gabba Gabba! Live! tour) in Q3 2014 was due to significant increases in proprietary production revenue, producer and service fee revenue, distribution, and M&L-represented.

Proprietary production revenues: Proprietary production revenues for Q3 2014 were $5.94 million, an increase of 42% compared to $4.19 million for Q3 2013. The 42% overall increase was 1% from acquisitive growth from DHX Cookie Jar, which contributed $0.14 million and organic growth of 41% or a contribution of $5.80 million.

For Q3 2014, the Company added 53.0 half-hours to the library versus 28.0 half-hours for Q3 2013. The breakdown for Q3 2014 is 53.0 half-hours - $5.94 million of proprietary film and television program production revenue versus the 19.0 half-hours for Q3 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and no half-hours in intellectual property ("IP") rights for third party produced titles (2.0 half-hours for Deadtime Stories and 7.0 half-hours for SheZow in Q3 2013). Q3 2014 proprietary deliveries were in line with scheduled deliveries and Management's expectations.

Producer and service fee revenues: For Q3 2014, the Company earned $5.66 million for producer and service fee revenues, an increase of 46% versus the $3.89 million for Q3 2013. In 2013 Management decided to wind down its LA service studio and focus on its higher margin animation studios in Canada and although it took a year, that decision is producing results as the Company is now seeing traction in growing the base back.

Distribution revenues: For Q3 2014, distribution revenues were up 42% to $9.83 million from $6.93 million for Q3 2013, primarily due to the continuing growth of new digital customers and territories. For Q3 2014, the Company closed significant deals, among others previously announced, as follows: Amazon EU SARL, DISH Network LLC, NCircle Entertainment, Discovery Communications Inc., Hub Television Networks LLC, and Netflix, Inc. Also included in these figures are advertising and subscription VOD revenues, from our evolving Google (YouTube.com) relationship. Q3 2014 net amounts received were $1.00 million (Q3 2013-nil).

M&L-owned (including music and other royalty revenues): For Q3 2014, M&L-owned decreased 73% to $3.27 million (Q3 2013-$12.18 million). For Q3 2014, Yo Gabba Gabba! Live! revenues were down 92% to $0.63 million (Q3 2013-$7.72 million), due to Management's previously reported decision to rest the tour (see "Yo Gabba Gabba! Live! Tour Schedule Update" section of the MD&A for further details). For Q3 2014, other Yo Gabba Gabba! M&L was $0.34 million, down 70% from $1.12 million for Q3 2013, generally due to timing of renewals of certain licenses. Management expected these delays as the transition occurs and as it looks to add new content including a new tour (see Outlook section for revised M&L-owned 2014 Fiscal expectations).

For Q3 2014, the remaining M&L-owned was $2.30 million, down 31% as compared to $3.34 million for Q3 2013 due to timing and unevenness of certain licenses and, specifically, large pickups in music and other royalties as experienced in the first half of 2014. This is evidenced by Nine Months 2014 M&L-owned (excluding Yo Gabba Gabba!) results being up 46% organically overall (see Outlook section for Management's revised M&L-owned Fiscal 2014 expectations).

M&L-represented revenues: For Q3 2014, M&L-represented revenue was up to $3.37 million or 23% compared to Q3 2013 at $2.75 million, in line with Q3 2014 expectations as the UK and Europe continue to show signs of recovery.

New Media and Rental revenues: For Q3 2014, new media revenues decreased 23% to $0.96 million (Q3 2013-$1.24 million) based primarily on scheduled timing of certain UMIGO deliverables, which was off original 2014 expectations. After some production management changes, UMIGO is up to full speed and Q4 2014 should track to expectations. For Q3 2014, rental revenues were nil, versus Q3 2013 of $0.04 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company's Toronto office and disposal of the Company's Halifax building in Q3 2013.

Gross Margin

Gross margin for Q3 2014 was $17.48 million, an increase in absolute dollars of $3.07 million or 21% compared to $14.41 million for Q3 2013. DHX is pleased to report the overall gross margin for Q3 2014 at 60% of revenue which was above the high-end of Management's expectations, driven by a strong quarter for margins on new digital distribution deals, and producer and service fee margins. Gross margin for Q3 2014 was calculated as revenues of $29.03 million, less direct production costs and expense of investment in film of $10.68 million and $0.87 million expense of book value of acquired libraries, (Q3 2013-$31.22 million less $15.32 million and less $1.49 million, respectively).

For Q3 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $1.65 million or 28%, net producer and service fee revenue margin of $2.26 million or 40%, distribution revenue margin of $7.99 million or 81% ($3.84 million or 39% when the remaining $4.15 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $2.01 million or 61%, M&L-represented revenue margin was $3.37 million or 100%, and new media margin of $0.20 million or 21%.

Production margin at 28%, based on product delivery mix, was slightly below the low-end of Management's expectations. Producer and service fee margins can vary greatly and at 40% (as compared to 35% for Q3 2013) is above the high-end of Management's expectations. Distribution margin can fluctuate greatly from title-to-title and at 94% is above the high-end of Management's expectations.

Operating Expenses

SG&A

SG&A costs for Q3 2014 decreased 8% to $8.28 million compared to $8.97 million for Q3 2013. SG&A includes $0.22 million in non-cash share-based compensation (Q3 2013-$0.24 million). When adjusted, cash SG&A at $8.06 million was in line with Management's quarterly SG&A expectations.

EBITDA and Adjusted EBITDA

For Q3 2014, EBITDA was $8.31 million, up $3.89 million or 88% versus $4.42 million for Q3 2013. For Q3 2014, Adjusted EBITDA was $9.43 million, up $2.22 million or 31% over $7.21 million for Q3 2013. For Q3 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll and the pending Family Channel acquisition costs and other non-recurring charges totalling $1.11 million (Q3 2013-$2.79 million for Cookie Jar acquisition and integration costs).

DHX Media's complete financial statements are available at www.dhxmedia.com or on www.sedar.com.

About DHX Media Ltd.:

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquiries:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 14-MAY-14